Simpson Thacher & Bartlett LLP gaikokuho jimu bengoshi jimusho
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telephone: +81-3-5562-6200 facsimile: +81-3-5562-6202

Direct Dial Number +81-3-5562-6212	E-mail Address acannon@stblaw.com

November 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, DC 20549

Attention:

Robert Telewicz, Staff Accountant

Michelle Miller, Staff Accountant

Justin Dobbie

Lulu Cheng

Accounting Group - Interpretations Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 6628

Washington, D.C. 20549-6628

With a copy to:

Office of Chief Accountant Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4546

Washington, D.C. 20549-4546

Re:	Coincheck Group B.V.
Supplemental Submission to the
Draft Registration Statement on Form F-4
CIK No. 0001913847

Ladies and Gentlemen:

On behalf of Coincheck Group B.V. (“CCG”), we are transmitting herewith a supplemental submission (the “Supplemental Submission”) to the Draft Registration Statement on Form F-4 (CIK No. 0001913847) initially confidentially submitted by Coincheck, Inc. (the “Company”) to the U.S. Securities and Exchange Commission (the “Commission”) on May 20, 2022 (the “Draft Registration Statement”). The Draft Registration Statement includes disclosure regarding the operations of, and consolidated financial statements for the Company.

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our partners is limited to the extent provided in such laws. additional information is available upon request or at www.simpsonthacher.com.
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Simpson Thacher & Bartlett LLP

gaikokuho jimu bengoshi jimusho

The Company is currently preparing a full response to the comments of the staff of the Commission’s Division of Corporation Finance (the “DCF Staff”) contained in the DCF Staff’s letter dated June 13, 2023. The Company is also preparing audited financial statements for the fiscal year ended March 31, 2023. In doing so, the Company has concluded that it will adopt a new revenue recognition policy from the fiscal year ended March 31, 2023 to be retrospectively applied for the fiscal years ended March 31, 2022 and March 31, 2021. Given the novel accounting issues with respect to the industry in which the Company operates, the Company would like to engage in a pre-clearance of the approach with the Office of the Chief Accountant of the Commission and is submitting the attached accounting memorandum to form the basis for further discussion.

We are grateful for your assistance in this matter. Please do not hesitate to contact the undersigned at +81-3-5562-6212 (work), +81-80-4886-1776 (mobile) or acannon@stblaw.com (email), or, in his absence, Xochitl Romo at +81-3-5562-6221 (work), +81-70-1512-0982 (mobile) or xochitl.romo@stblaw.com (email) should the DCF Staff have any additional questions or comments regarding the Supplemental Submission.

Sincerely,

/s/ Alan Cannon
Alan Cannon
Partner

Simpson Thacher & Bartlett LLP

Enclosure

Supplemental Submission of Coincheck with Regards to Change in Revenue Recognition Policy

November 7, 2023

To Whom It May Concern:

Coincheck, Inc. (“Coincheck”, the “Company”, “us”, “we”, “our”), which is aiming to list on the NASDAQ through a de-SPAC transaction, is seeking to consult with the Staff of the Office of the Chief Accountant (the “OCA Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on the accounting matters described below. The purpose of this letter is to request a determination that the OCA Staff does not object to the Company’s application of International Financial Reporting Standards (“IFRS”) 15 Revenue from Contracts with Customers (“IFRS 15”). Specifically, we request that the OCA Staff not object to our conclusions with respect to transactions on our Marketplace platform, that for (1) the period of April 1, 20201 through March 31, 2021, (2) the period of April 1, 2021 through March 31, 2022, (3) the period of April 1, 2022 through March 31, 2023, and (4) the period after March 31, 2023, sales of crypto assets to users are entirely within the scope of IFRS 15, our performance obligation was and is to deliver a crypto asset ordered by a customer, and that we control that crypto asset prior to its transfer to a customer. That is, we are a principal in transactions with users and should therefore present revenue for the price quoted by the Company and accepted by the customer (i.e., on a gross basis) and not solely for the margin earned on the crypto asset sale. The accounting for these transactions is fundamental to how we plan to present our consolidated financial statements for the twelve-month period ended March 31, 2023, and for the comparative periods March 31, 2022, and 2021 as well as how we intend to present our consolidated financial statements in future periods and will impact communication with users and investors outside of the consolidated financial statements.

Further, we believe the change from our prior accounting policy, as described within this submission, to the policy outlined above represents a change in accounting policy in accordance with International Accounting Standard (“IAS”) 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). We request that the OCA Staff not object to our conclusion that such change represents a change in accounting policy.

Please feel free to direct any questions, comments or other correspondence you may have relating to this memorandum at Coincheck, Inc., E-Space Tower 12F, 3-6 Maruyamacho, Shibuya-ku, Tokyo 150-0044, Japan, Attention: Chief Financial Officer, or you may call or email me directly at +81 80-9125-6757 or keigo.takegahara@coincheck.com. In addition, please feel free to call or email Jason Sandberg, a Special Advisor of Coincheck, Inc., at +1 215-370-3934 or jsandberg@thunderbridge.us, who is available to discuss this memorandum with the OCA Staff along with other representatives of the Company and its external advisors. Thank you in advance for your consideration of our consultation submission.

Very truly yours,

/s/ Keigo Takegahara
Chief Financial Officer Coincheck, Inc.

cc:	Oki Matsumoto, Representative Executive Officer & Chairman of the Board at Monex Group, Inc.
Gary Simanson, President and Chief Executive Officer at Thunder Bridge Capital, LLC
Alan Cannon, Partner at Simpson Thacher & Bartlett LLP
Tomokazu Sekiguchi, Partner at KPMG
Holger Erchinger, Partner at KPMG

[1]	We respectfully advise the OCA Staff that the accounting for transactions on our Marketplace platform and those with cover counterparties for the periods prior to April 1, 2020 are not in the scope of this consultation submission.

COMPANY OVERVIEW

Overview of Coincheck’s Business and Services

Coincheck is a limited company domiciled in 3-6 Maruyamacho, Shibuya-ku, Tokyo, Japan, which was founded in 2012. The Company became a subsidiary of Monex Group, Inc. (“Monex Group”) in April 2018. We are primarily engaged in providing end-to-end crypto asset exchange services, and we offer users a multi-currency crypto marketplace with a deep pool of liquidity for trading crypto assets through our user-friendly applications. We provide a marketplace platform (the “Marketplace platform2”) where users can buy and sell crypto assets from and to the Company, and an exchange platform (the “Exchange platform3”) where trades in Bitcoin and other crypto assets are conducted between two parties (either user to user, or user to the Company) via a matching engine. User to Company Exchange platform transactions represent cover transactions which are discussed in the Offsetting transactions designed to hedge our price risk and Transactions with cover counterparties sections below. Moreover, we provide several other retail-focused crypto services.

Coincheck confidentially submitted a draft registration statement on Form F-4 to the U.S. Securities and Exchange Commission (the “SEC”) in connection with a proposed offering in May 2022 (“Form F-4 Registration Statement”) for the purpose of listing on the NASDAQ through a de-SPAC transaction. We intend to consummate a business combination agreement among Coincheck, Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“Thunder Bridge IV”) and others with regard to the proposed transaction. Thunder Bridge IV filed an 8-K on May 31, 2023, to amend its merger agreement with Coincheck to extend the deadline to July 2, 2024.

Condensed Consolidated Financial Information

The below represents financial information from the latest amended Form F-4 Registration Statement. Amounts and disclosures shown are consistent with the previous revenue recognition policy.

Consolidated Statements of Profit or Loss and Other Comprehensive Income – Page F-46

	(Millions of yen)
	For the year ended March 31,
	2021	2022	2023
Revenue:
Revenue	¥20,824	¥27,721	¥6,622
Other revenue	2	950	962
Total revenue	20,826	28,671	7,584

Expenses:
Cost of sales	(0)	(51)	(213)
Selling, general and administrative expenses	(7,021)	(14,653)	(8,042)
Interest expenses related to crypto asset borrowings	(119)	(124)	(49)
Total expenses	(7,140)	(14,828)	(8,304)
Operating profit	13,686	13,843	(720)

Other income and expenses:
Other income	17	96	29
Other expenses	(18)	(19)	(148)
Financial expenses	(10)	(2)	(7)
Profit (loss) before income taxes	13,675	13,918	(846)
Income tax (expenses) benefits	(3,430)	(4,123)	287
Net profit (loss) for the year	10,245	9,795	(559)
Other comprehensive income:
Other comprehensive income for the year, net of tax	—	—	—
Total comprehensive income (loss) for the year attributable to owners of the Company	¥10,245	¥9,795	¥(559)

Earnings (loss) per share:			(Yen )
Basic earnings (loss) per share	¥5,749.01	¥5,337.34	¥(276.39)
Diluted earnings (loss) per share	5,289.93	5,040.50	(276.39)

[2]	Revenues associated with the Marketplace platform are subject to the consultation herein.

[3]	We respectfully advise the OCA Staff that the transactions on the Exchange platform are outside the scope of this consultation submission except for cover transactions between the Company and users in which we sell crypto assets to cover counterparties.

Footnote 7. Revenue and Cost of Sales – Page F-69 through F-70

(1)	Revenue breakdown

Revenue breakdowns by revenue from contracts with customers for the years ended March 31, 2021, March 31, 2022 and March 31, 2023 are as follows:

	(Millions of yen)
	For the year ended March 31,
	2021	2022	2023
Revenue
Transaction revenue[4]	¥19,959	¥26,142	¥5,566
Commission received	865	1,579	1,056
Sub-total	20,824	27,721	6,622
Other revenue	2	950	962
Total	¥20,826	¥28,671	¥7,584

FINANCIAL REPORTING STATUS AND TIMING CONSIDERATION

We are submitting this letter in anticipation of the Company filing its amended Form F-4 Registration Statement as the matters discussed herein are fundamental to how the Company accounts for revenue in its consolidated financial statements for the periods included in the Form F-4 Registration Statement and in the future. For sales transactions on the Marketplace platform (refer to Transaction at Marketplace platform below), and cover transactions (refer to Transactions with cover counterparties below) in which we sell crypto assets to cover counterparties, both represent transactions with customers.5 Our assessment that the Company is the principal in sales transactions with customers on our Marketplace platform, and cover counterparties as part of cover transactions, is fundamental to how we account for revenue from such transactions. We believe that gross presentation under International Financial Reporting Standards (“IFRS”) 15, Revenue from Contracts with Customers (“IFRS 15”) faithfully represents the nature of the Company’s promise to our customers. Additionally, we believe that the changes described within this letter represent a change in accounting policy. This determination has widespread implications on the presentation and disclosure of our consolidated financial statements and our communications with users/investors outside the financial statements. Therefore, we hope to conclude on the accounting matters described in this letter as soon as possible so as to provide more information to the Staff of the Division of Corporation Finance (the “DCF Staff”) during the Form F-4 Registration Statement review process in order to consummate the proposed transaction prior to the July 2, 2024, deadline.

[4]	Please note that sales transactions within the Transaction revenue line item are the subject of this consultation. Transaction revenue historically referred to the margin earned on sales transactions with customers. Transaction revenue is defined herein as Marketplace revenues, sales transactions between the Company and users on the Exchange platform for cover transactions, and sales transactions with other third parties as part of cover transactions. Commissions received and other revenue are included for informational purposes only.

[5]	For purposes of Marketplace platform transactions and cover transactions on the Exchange platform, both users and cover counterparties represent customers.

ACCOUNTING ISSUE BACKGROUND

Flow of Transactions

User’s acceptance to the Company’s terms of service

Users who wish to access the Marketplace platform and Exchange platform are required to have an active account with the Company. Users are required to accept the terms and conditions of the Company (“Terms of Service”) when opening an account. Any changes made to the Terms of Service are provided to the users either via email or posted on our website and the users demonstrate acceptance of the modified terms (and are bound by the modified Terms of Service) by continuing to keep their account open with us and use our services.

Refer to Appendix A for the Company’s Terms of Service.

Funding user’s account

Before purchasing crypto assets through both platforms, users must first fund their account with a fiat currency through a linked bank account or transfer crypto assets from other exchange platforms and convert them to a fiat currency through a transaction on our platforms. Once users deposit a fiat currency to their account, they can purchase crypto assets through the user interface, as shown below. The order allows users to buy or sell crypto assets at a price, as further described below. Users can choose the specific quantity of crypto assets or specific JPY value to buy or sell.

Transaction at Marketplace platform

When users choose to purchase or sell crypto assets at our Marketplace platform, they first log into their user account and navigate to the Marketplace platform screen at our Company’s site via a smartphone or a computer.

On the screen, the users select which transaction they would like to execute (buy or sell) and for which crypto assets. We then present a quoted price for such transactions. The quoted prices are updated regularly, generally every 10 seconds, and price updates are displayed on the user’s screen.

To set the quoted prices for the user, our system is constantly looking for the latest sale and purchase prices of the same crypto assets at external exchange platforms (referred to as “cover counterparties”). We consider these sale and purchase prices to be the market price. We then add or subtract our bid-ask spreads to the market price to develop a quoted price for the transaction with the user. Bid-ask spreads that we charge for each crypto asset normally range between 0.1% and 5.0%. In order to ensure the execution and settlement of transactions with users, we may utilize spreads greater than this range in the event of sudden market movements and shortage of liquidity in the market. There are no defined limits on the fees (spread) we charge, but under the Japanese Cabinet Office orders applicable to crypto asset exchange service providers and the guidelines of the Japan Virtual and Crypto assets Exchange Association (the “JVCEA”) we are required to provide information about the fees we charge to our users. We provide explanatory materials regarding our spreads as well as fees for the completion of transfers and other services to users at the time they open an account and also provide such information via our website and smartphone application.

When the user is ready to sell or purchase selected crypto assets based on the quoted price, the user specifies a quantity of crypto assets the user would like to purchase or sell, and the user’s screen shows total fiat currency or quantity of the crypto assets (if the user intends to purchase or sell one crypto asset in exchange for another crypto asset) needed to execute the user’s order. At this point, the user can withdraw from the order execution by not clicking the “Buy” or “Sell” button on the screen.

When the user clicks the “Buy” or “Sell” button on the screen, that constitutes the user’s order to purchase or sell crypto assets with the Company. The user’s order is then executed and settled by the Company, and the user’s account record is updated for both crypto assets and a fiat currency within a few seconds of the order placement. As an order is executed and settled within seconds, neither we nor the user can change or cancel the user’s order once placed by the user.

Offsetting transactions designed to hedge our price risk

Our trading operations system is designed to offset any open position created by transactions with users of our Marketplace platform to limit our exposure to price risk with respect to the crypto assets traded. After we accept a user’s sale or purchase order for a particular crypto asset, our system will perform the following procedures (these steps are programmed in the system and automatically perform without manual input/intervention):

-	First identify transactions in the opposite direction with another user in the same crypto assets in the Marketplace platform or Exchange platform (e.g., for a user sell order, look for a corresponding user buy transaction). If there is a match as part of this process, then the below processes are not performed;

-	Then, compare our total exposure to the subject crypto asset against policy thresholds we have set, currently a range from -¥4 million to +¥10 million for Bitcoin and a range from as low as -¥1.5 million to +¥5 million for each other crypto asset; and

-	Finally, execute a hedging or cover transaction with respect to the subject crypto asset when the threshold is exceeded with a cover counterparty, meaning an outside exchange or other third party, depending on where the highest liquidity is available.

As stated above, this trading practice to identify offsetting transactions is to minimize our open positions (i.e., crypto assets held by the Company), because our business model is to earn spreads from the users’ purchase/sales transactions at the Marketplace platform, as opposed to holding crypto assets for capital gain through appreciation of underlying crypto assets held and owned by the Company. For cover transactions, settlement usually occurs within 20 to 30 seconds of the initial buy/sell order transaction.

Transactions with cover counterparties

As stated above, we enter sale and purchase transactions with cover counterparties to minimize our position risk. Trading counterparties can be market makers in crypto assets while other trading counterparties are brokers connected to multiple OTC crypto asset venues. Counterparties provide bid ask pricing to the Company through API feeds for our crypto purchases and sales. The markets created or accessed by our counterparties are active markets, and the associated activity is orderly and has sufficient volume to have reliable information and therefore prices thereon are representative of a fair price in the market. To provide a fair value representative price to our users through our app, we use the pricing provided by these counterparties, which is described in more detail above. Only sales transactions with cover counterparties (as opposed to purchase transactions with cover counterparties) are within the scope of this consultation.

Company inventory

Since users’ crypto asset purchases and sales are made directly with the Company, we need to maintain a certain level of crypto assets as inventory to facilitate the user transactions. To limit our exposure to price risk with respect to crypto assets held by the Company, our trading operations system is designed to offset any open position created by transactions with users at our Marketplace platform as described above in the Offsetting transactions designed to hedge our price risk section.

Figure 1: Illustration of the Company’s interaction with users and counterparties for Marketplace transactions

Marketplace overview

Marketplace is entirely automated and earns revenue by adding a fixed spread to rates obtained from counterparties
And there are several system components to control transactions

Our control areas
Customers
Access and Order
Mobile user interface
SoftBank 4G 15:10 72%
¥ 4,299,494
4499469
3336396
2173323
1時間 1日 1週 1月 1年
総資産 ¥ ******
BTC ビットコイン ¥ 4,299,494 - 0.57%
ETH イーサリアム ¥ 263,881 - 1.02%
XRP ¥ 66.492
売却 Ask
購入 Bid
Pricing discretion is focused on the spread
Spread Management System
Bid Ask
BTC +3% +3%
ETH +4% +4%
...
Add to the Rate obtained through the API
If the API cannot be retrieved, the service is automatically stopped
Counter parties
API Connection
Prices are updated once every 10 seconds
Cover transactions are executed every 20 to 30 seconds
API Connection
Buy-Sell order Table
Limit
BTC JPY 10mil
ETH JPY 5mil
... ...
Position Management System
Calculate own positions in real time
Discretion in limiting positions to reduce covering transaction costs

Figure 2: Illustration of order executions with users and cover counterparties

Customer
B
Trades A, B and C are executed almost simultaneously.
A
Counter Order
900 units @102
1,000 units @98
Order
Mirror
User
Coincheck Inc.
C
100 units @ 101
Cover transaction
Crypto- asset broker-dealer service
Cover exchanges
Order
Settlement
Bid price = Offer price at cover exchange - margin
Offer price = Bid price at cover exchange + margin

Overview of Company’s Accounting Policy Change

Since our initial submission of the Form F-4 Registration Statement, we have received five comment letters from the DCF Staff in our filing process. After a series of exchanges with the DCF Staff, we reconsidered our accounting policy for Marketplace platform transactions and transactions with cover counterparties. Reconsideration of the policy for revenue recognition was determined appropriate based upon the nature of the comments from the DCF Staff, development of interpretive guidance across the blockchain and crypto asset industry, as well as information obtained from conversations with our auditors, third party consultants, and other relevant parties.

Based upon the above, we reconsidered our accounting policy as described within the Company’s consolidated financial statements for the period ended March 31, 2023 and the comparative periods ending March 31, 2022, and 2021 for the purpose of its Form F-4 Registration Statement filing, and determined it was appropriate to change our accounting policy for recognizing Transaction revenue.

REQUEST FOR CONSULTATION

The determination of our accounting for Transaction revenue is a matter of judgment that depends on an evaluation of the relevant facts and circumstances. The purpose of this consultation is to request that the OCA Staff does not object to our accounting conclusions described below.

The following items are the subject of this consultation: (1) our conclusion that the sale of crypto assets to Marketplace platform customers and Exchange platform or third-party platform cover counterparties should be accounted for entirely within the scope of IFRS 15 and that the Company is a principal for those sales and should present revenue on a gross basis, and (2) our determination that the change in accounting for the aforementioned transactions represent a change in accounting policy based upon guidance within International Accounting Standards (“IAS”) 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”).

COMPANY’S CONCLUSIONS AND BASIS FOR CONCLUSIONS

Consultation Topic 1: Revenue Recognition

The accounting analysis below outlines considerations related to crypto asset transactions executed on our Marketplace platform as well as cover counterparty transaction sales of crypto assets.

Assuming transaction A in Figure 2 is the initial transaction where the Company buys a crypto asset from a user, during the brief period of time that we hold purchased crypto assets for sale (i.e., from the point in time when control of the crypto asset is transferred to the Company through the point in time that we transfer control of the crypto asset to a customer (transaction B in Figure 2) or cover counterparty (transaction C in Figure 2)), such crypto assets are accounted for within the scope of IAS 2 Inventories (“IAS 2”) as the crypto assets are held for sale in the ordinary course of business. Please note that cover counterparties are customers in cover transactions. The crypto asset is initially recognized at cost and subsequently measured at fair value less costs to sell with changes in the fair value recognized in earnings. This conclusion is consistent with the International Financial Reporting Interpretations Committee (“IFRIC”) discussion within the Holdings of Cryptocurrencies – June 2019 agenda decision on crypto asset holdings (see Appendix C for select guidance assessed herein).

Similarly, we note that sales of crypto assets to our users represent contracts with customers and therefore should be accounted for within the scope of IFRS 15. IFRS 15 states that a customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. As sales of crypto assets represent our ordinary activities and users pay consideration in the form of fiat currency or crypto asset noncash consideration, such transactions are deemed to be within the scope of IFRS 15.

In consideration of whether we are acting as the principal or agent to those crypto asset sales, we first considered IFRS 15.33. IFRS 15.33 defines “control” as “the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.” When we purchase crypto assets from others, we have the ability (even if momentarily) to (1) direct how those assets will be used (e.g., we may decide to hold the crypto assets to balance our inventory level or sell the crypto assets to customers or cover counterparties) and to whom they will be sold and (2) prevent others from directing the use of, and obtaining the benefits from, those crypto assets (e.g., we can prevent external parties that are not users of our platform from having any ability to direct the use of the crypto assets, and prevent users with insufficient funds from acquiring the crypto assets). Additionally, the Company obtains substantially all of the remaining benefits from the crypto assets in the form of the consideration paid by the customer in the sales of those crypto assets.

While control seems clear, consistent with examples in IFRS 15, we also considered the indicators in IFRS 15.B37:

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service – Article 10-B of the Company’s Terms of Service state (emphasis added), “Registered Users may conduct spot trades on crypto asset trading sites by placing buy orders and sell orders in the manner prescribed by Coincheck. The counterparty to any purchases or sales is Coincheck.” Accordingly, we are primarily responsible for fulfilling the promise to provide the crypto assets to customers. Additionally, if a transaction were to fail, customers would have recourse against the Company and only the Company.

b.	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer – The Company has no right to return unsold crypto assets to a user. As such, we are subject to the risk of price fluctuations in the crypto assets held as inventory, regardless of how briefly that inventory may be held by us.

c.	The entity has discretion in establishing the price for the specified good or service – We established the price of the crypto assets sold on our Marketplace platform, as stipulated in Article 10-B of our Terms of Service, which states, “The price at which crypto asset are bought and sold is determined as the price provided by Coincheck’s prescribed method.” We also have the latitude to adjust the spread based upon liquidity levels or other changes in market conditions.

The IFRS 15.B37 indicators provide additional support to our control conclusion. Based on the above evaluation, we have concluded that we are the principal to our crypto asset sale transactions with customers.

Consultation Topic 2: Change in Accounting Policy

As previously discussed, the Company was founded in 2012. The Company’s historical accounting policy for revenue recognition was established in April of 2018, at a time when there was widespread uncertainty on how to account for transactions involving crypto assets.

At that time, we observed that there was no explicit guidance addressing the sales of crypto assets, and therefore we considered IAS 8.10 which states, “[i]n the absence of an IFRS that specifically applies to a transaction, other event or condition, management shall use its judgement in developing and applying an accounting policy that results in information that is: (a) relevant to the economic decision-making needs of users; and (b) reliable…” Consistent with IAS 8.11, we considered the requirements in standards within IFRS dealing with similar and related issues. In accordance with IAS 8 and more broadly by considering the general principles in accordance with IAS 1 and the overall objectives articulated in the International Accounting Standards Board’s Conceptual Framework, we determined that IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 15 were the most appropriate standards to consider and apply to develop our accounting policy; the former on the basis that our crypto asset sales to customers were sales of non-financial items in the scope thereof, the latter because those sale transactions subject to this consultation stem from contracts with customers.

Under our established historical policy, we accounted for sales of crypto assets as the sale of a non-financial item that failed the own-use exemption. We believed we met criteria (a) and (b) of the definition of a derivative, and while there was judgment involved in assessing criterion (c) on whether the contracts are settled at a future date6, we ultimately concluded that we should account for our contracts as derivatives under IFRS 9. However, even though our contracts met the definition of a derivative, they also represented contracts with a customer, and therefore we believed that IFRS 15 was also relevant.

Within IFRS 9, we believed that there was little authoritative guidance on how physically settled derivative contracts should be presented in the income statement and therefore we believed that the Company had the ability to make an accounting policy election and apply that policy consistently. We believe this view was supported by the IFRIC agenda decision, Physical Settlement of Contracts to Buy or Sell a Non-financial Item (IFRS 9 Financial Instruments)— March 2019. This agenda decision discussed how an entity applies IFRS 9 to particular contracts to buy or sell a non-financial item and describes two fact patterns in which an entity accounts for such contracts as derivatives at fair value through profit or loss but nonetheless physically settles the contracts by either delivering or taking delivery of the underlying non-financial item. The agenda decision describes the accounting for the sales contracts and notes specifically that “[t]he request assumes the entity has an accounting policy of recognising revenue on a gross basis for such contracts.” We believe this implied that an entity has the ability to make an accounting policy election in regard to recognizing sales of nonfinancial items within the scope of IFRS 9 on a gross or net basis.

This view is consistent with Deloitte’s iGAAP Q&A 3-3 (“Deloitte Q&A”) in Volume B, section B4, which outlines two options regarding the presentation of profit or loss on settlement of non-financial contracts in scope of IFRS 9. One option is to not recognize any revenue as the delivery of the product and receipt of cash is simply viewed together as settlement of the derivative. The second option is to recognize revenue, as noted below (emphasis added):

[The transaction] generates income that meets the definition of revenue in Appendix A to IFRS 15 “[i]ncome arising in the course of an entity’s ordinary activities”. This is because Entity A settles the contract with delivery of the underlying commodity product held in inventory as part of its ordinary course of business. Accordingly, it is appropriate to recognise revenue in the statement of comprehensive income upon delivery of the commodity product, either on a gross or a net basis (as an accounting policy choice to be applied consistently).

[6]	Criteria discussed pertains to the definition of a derivative in Appendix A of IFRS 9.

Finally, the Deloitte Q&A notes that an entity that elects to present the settlement of the derivative contract as revenue may comply with the presentation and disclosure requirements of IFRS 15 despite not being in the scope of IFRS 15 (emphasis added):

[The entity that sells the nonfinancial item in the derivative contract] is not required to comply with the presentation and disclosure requirements of IFRS 15 but may choose to do so.

Please refer to Appendix C for the complete Deloitte Q&A.

Under this approach, we developed a policy that was consistently used for the sales of crypto assets, which represent non-financial items. Consistent with the Q&A above, while these sales were accounted for under the scope of IFRS 9, we believed that the presentation and disclosure requirements included in IFRS 15 provided meaningful and relevant information to the users of our consolidated financial statements, and therefore we complied with presentation and disclosure requirements in IFRS 15.

In summary, we believed that in the absence of clear guidance, it was acceptable to present the settlement of the derivative as a revenue transaction on a net basis even though we are a principal in the transaction with our customers, and to include the relevant IFRS 15 disclosures as they provided transparent and relevant information to our financial statement users.

The Company historically applied IFRS 9 as we believed our customer sales contracts represented a contract to sell crypto assets that gave rise to a derivative when considering the definition of a derivative. Specifically, we believed that the three characteristics of a derivative were met because a) the value of a contract to sell crypto assets changes in response to the change in the price of crypto assets, b) no initial net investment is required, and c) the contracts are settled in the future, albeit a relatively short timeframe. With respect to criterion (c), we observe that there is no formal guidance about what constitutes a “future date”. Until recently, the Company interpreted the notion of “future date” broadly, meaning that a contract is considered settled at a future date, unless it is settled instantaneously. This includes situations in which the Company enters into a contract to sell a crypto asset by agreeing to be a counterparty and settles the contract by transactions with counterparties (corresponding to A - C in Figure 2: Illustration of order executions with users and cover counterparties) within a short period of time (usually, within a few seconds – see Figure 1: Illustration of the Company’s interaction with users and counterparties for Marketplace transactions). The Company observed that despite transactions generally settling very quickly, there could be observable price changes within that period of time as prices update every 10 seconds. This was a factor that was considered in adopting our previous policy.

However, the Company has learned that there may be different interpretations of this criterion on the meaning of “settled at a future date” under the definition of a derivative within IFRS 9. Some appear to believe that a “future date” should mean that the timing between entering into a contract and the timing of relevant settlement should differ by at least one day. This is based on a literal reading of a “future date.” Others believe that settled at a future date refers to all settlements that are not immediately settled. Yet some others believe that due to the uncertainty in the interpretation as to what constitutes a “future date,” such transactions could be subject to a company’s accounting policy.

In considering industry practice and through discussions with third party advisors, the Company determined the term “future date” may more generally be interpreted in the more literal manner described, such that a settlement date interpretation would be longer than those applicable to the Company’s contracts (meaning that a time-lag of at least one day would be necessary). Under this approach, contracts to sell crypto assets that are settled on the same date are not contracts to sell a non-financial item at a future date, rather, they would be considered spot purchases and sales of crypto assets. While we believe that our prior policy was acceptable, we also believe the continued evolution in views for the crypto asset industry and interpretations surrounding applicable guidance should be taken into account to follow leading practices.

We observed that industry practice has begun to move toward gross presentation of revenues, and that the SEC staff appears to believe that gross presentation of revenues recognized within the scope of IFRS 15 provides more reliable and relevant financial information for investors. Ultimately, we concluded that paragraphs 2.4-2.6 of IFRS 9 may not be applicable. Please refer to Consultation Topic 1: Revenue Recognition for our conclusions regarding our new revenue recognition policy.

Upon analyzing our Transaction revenues, we concluded that adoption of our new accounting policy under IFRS 15 is consistent with the guidance in IAS 8.14(b) as it would result in financial statements providing more reliable and relevant information about the effects of transactions, other events or conditions on the Company’s financial position, financial performance or cash flows for the purpose of the Company’s Form F-4 Registration Statement filings with the SEC.

We acknowledge that in considering a change in accounting policy, the guidance does not include objective criteria for determining which accounting policy provides more relevant and reliable financial information. In the absence of such criteria, we believe the determination of which accounting policy should be applied should be based on our particular facts and circumstances. We believe such conclusion is appropriate in consideration of the following:

-	The new accounting policy enables us to provide greater transparency about the volume of transactions in the most prominent way. Comment letters and public statements made by the SEC appear to support a company recognizing gross revenues under similar fact patterns to that of the Company. Further, as demonstrated in its Staff Accounting Bulletin No. 121, we believe the SEC staff is focused on ensuring that the risks and uncertainties associated with crypto assets are communicated effectively and transparently reflected in the financial statements.

-	The new accounting policy would contribute to increased comparability of financial information between different SEC registrants. We have observed a recent shift in accounting amongst companies that operate similar business models to reflect gross presentation of their crypto asset sales transactions. Therefore, changing our policy would contribute to increased comparability of financial information amongst our peers both in the crypto industry and similar businesses that operate outside of the crypto industry.

Please see Appendix B for the illustrative disclosures that we plan to include in the Company’s consolidated financial statements for the year ended March 31, 2023, to explain the change in accounting policy as well as other disclosures pertaining to the impact of the change in accounting policy for revenue recognition. The change in accounting policy will be accounted for in accordance with IAS 8.22. This means that financial information and comparative amounts disclosed for each prior period will be restated in accordance with the new accounting policy. The change in accounting policy would not have an impact on statements of financial position and cash flows in previous years.

Summary Conclusion

Based on the assessment above, we concluded that a change in accounting policy for revenue recognition would provide meaningful and transparent information to financial statement users pursuant to the continued development of interpretive guidance under IFRS, developments in industry standards, and the transactional fact patterns discussed above. Our sale contracts for crypto assets should no longer be considered a derivative based upon the meaning of “future date” within the definition of a derivative. Therefore, the former policy election in which we analyzed the gross versus net presentation on the settlement of a derivative contract should be changed to address recent developments in accounting interpretations within the industry. As we are no longer within the scope of IFRS 9, we will account for crypto assets that are delivered to a customer under IFRS 15 for transactions on the Marketplace platform and with cover counterparties. We believe that the change in accounting policy provides more relevant and reliable information to the users of our consolidated financial statements and aligns with the views of the SEC regarding gross presentation of revenues.

ALTERNATIVE VIEW CONSIDERED

We considered an alternative in which the Company accounts for the change in revenue recognition as a correction of error in accordance with IAS 8.42, rather than a change in accounting policy. Ultimately, we rejected this alternative view because we believe that our previous accounting policy was acceptable at the time that we developed the policy, and that for the reasons discussed above, our policy continued to be acceptable due to the lack of clarity in authoritative guidance specifically addressing what constitutes a derivative as defined in Appendix A of IFRS 9. Additionally, due to a lack of authoritative guidance addressing the accounting for crypto assets and the continued uncertainty in future developments in accounting for crypto assets, we believe that our change in accounting policy is the result of an evolution in views and a desire to provide more reliable and relevant financial information based on the expectations of the SEC staff in the US Capital Markets. Adoption of the new accounting policy is consistent with IAS 8.14(b) and will be presented retrospectively in accordance with IAS 8.22 to all prior periods.

CONSIDERATION OF DISCLOSURES

We have disclosed our consideration of the factors that we used to conclude that we control the crypto asset prior to its transfer to our customer as well as the impact on disclosures from a change in accounting policy above. Refer to Appendix B for all disclosures proposed to be included in our amended Form F-4 Registration Statement pursuant to the change in policy regarding revenue recognition.

PRIOR STAFF POSITION AND COMMUNICATIONS WITH THE STAFF

We are aware of previous letters on applying ASC 606 to a platform transaction (i.e., certain trade matching services) that result in a company making a promise to deliver crypto assets to customers as a principal. This would result in all proceeds received from the sale of crypto assets being recognized as revenue, with the cost of those crypto assets recognized as cost of sales. We acknowledge that these assessments were primarily focused on the application of ASC 606. However, prior SEC staff positions appear to be in favor of gross treatment for similar transaction scenarios to those within our Marketplace platform or with cover counterparties and do not appear to consider the impact of IFRS 9 or the definition of a derivative. This is also consistent with the comments received from the DCF Staff by the Company pursuant to our registration process. We have not otherwise had any prior correspondence or discussion with the SEC staff on the specific matter raised in this letter.

VIEW OF THE AUDIT AND COMPLIANCE COMMITTEE

The Company has reviewed the contents of this letter and the conclusions contained herein with its Audit and Compliance Committee, who agree with the Company’s conclusions.

VIEW OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company has discussed and reviewed this consultation request with its independent auditor, KPMG AZSA LLC Japan (“KPMG”) which included discussions with representatives of KPMG’s U.S. National Office and KPMG’s International Standards Group (“ISG”). KPMG agrees with the Company’s accounting conclusions and believes they are consistent with the IFRS accounting literature and its interpretations. However, given the significant judgment involved in determining the accounting for the Company’s transactions with its customers and whether the retrospective change in accounting can be considered as a change in accounting policy in accordance with IAS 8, and the significance of the effects of the accounting treatment on the Company’s consolidated financial statements, KPMG supports the Company’s consultation request with the staff.

DISCUSSIONS WITH THE COMMISSION

CCG, which will become a holding company of Coincheck, and Thunder Bridge Ⅳ, a special purpose acquisition company that is listed on the Nasdaq Global Market (Nasdaq), submitted a confidential draft of a Registration Statement on Form F-4 to the SEC on May 20, 2022 with respect to their previously announced proposed business combination. Since May 20, 2022, we have received five rounds of SEC comment letters from the Divisions of Corporation Finance and Investment Management. Comments increasingly focused on our policy for revenue recognition, and as such, we intend to appropriately present revenues in a manner consistent with the expectations set forth by the SEC staff.

Appendix A – Coincheck Terms of Service7

Coincheck Terms of Service

These Terms of Service (hereinafter referred to as the “Terms”) stipulate matters that must be observed by all registered users when using the services provided by Coincheck Inc., (hereinafter referred to as “Coincheck”) and the relationships involving rights and obligations that exist between Coincheck and all Registered Users. Anyone intending to use our services as a Registered User is asked to ensure that these Terms are read in full prior to agreeing to their content.

Article 1. Scope of Application

1.	The purpose of these Terms is to stipulate the relationships involving rights and obligations between Coincheck and Registered Users (as defined in Article 2; and to mean the same hereinafter) in connection with the use of Services (as defined in Article 2; and to mean the same hereinafter), and the Terms shall apply to all relationships between Registered Users and Coincheck that concern the use of Services.

2.	The following documents concerning Services shall be listed on the Coincheck Website (as defined in Article 2; and to mean the same hereinafter) as necessary and shall be considered to constitute part of these Terms: namely, “Coincheck’s Crypto asset Trading Manual (hereinafter referred to as the “Manual”); Guidelines; Policies; Matters of Note; other individual regulations, and similar.

3.	Registered Users shall be able to use the Services once they have consented to the content of these Terms.

Article 2. Definitions

1.	The following terminology used in these Terms shall have the respective meanings as assigned below.

a.	“Intellectual Property Rights”: copyrights, patents, utility model rights, trademark rights, design rights, and other intellectual property rights (including the right to obtain or to apply for registration, or similar, of the same).

b.	The “Coincheck Website”: the website operated by Coincheck with the domain name “coincheck.com” (including any sub-domains and, in the event that the domain or content of the website should be changed for any reason, it shall include the website after any such changes).

c.	“Applicant”: the term “Applicant” as defined in Article 3.

d.	“Registration Information”: the term “Registration Information” as defined in Article 3.

e.	“Registered User”: an individual or corporate body registered as a user of the Services pursuant to Article 3.

f.	“Services”: services we provide under the name of “Coincheck” that provide a site to trade crypto asset; services that manage cash funds and crypto asset for registered users in connection with the aforementioned services; and other related services (in the event that the name or content of the Services should be changed for any reason, it shall include the Services after any such changes).

g.	“User Account”: a trading account opened using Coincheck’s designated method to allow Coincheck to manage crypto asset held by Registered Users and cash funds for conducting trades by Registered Users using the Services.

h.	“Service Agreement”: a contract to use the Services in accordance with the provision of these Terms, as established between Coincheck and the Registered User pursuant to Article 3-2.

i.	A “key position in a foreign government, or similar” refers to any one of the positions in a foreign country listed below:

i.	Head of state;

ii.	Positions equivalent to the Prime Minister and other Ministers of State and Deputy Ministers in Japan;

iii.	Positions equivalent to the Chair of the House of Representatives, the Vice-chair of the House of Representatives, the Chair of the House of Councilors, or the Vice-chair of the House of Councilors in Japan;

[7]	This English translation is for reference purposes only and not a legally definitive translation of the original Japanese texts. In the event a difference or inconsistency arises regarding the meaning herein, the original Japanese version shall prevail as the official version.

iv.	Positions equivalent to a Supreme Court judge in Japan;

v.	A position equivalent to an ambassador extraordinary and plenipotentiary, an envoy extraordinary and plenipotentiary, an ambassador extraordinary, a government representative, or a fully authorized committee member in Japan;

vi.	A position equivalent to the Chair of the Joint Chiefs of Staff, the Vice-chair of the Joint Chiefs of Staff, Chair of the Ground Staff, Vice-chair of the Ground Staff, Chair of the Maritime Staff, Vice-chair of the Maritime Staff, Chair of the Air Staff, or Vice-Chair of the Air Staff in Japan;

vii.	Officers of the Central Bank; or

viii.	Officers of corporate bodies responsible for budgets subject to a resolution of the National Assembly or that must receive approval from the National Assembly.

j.	“Politically Exposed Persons”: persons who are in, or who have in the past been in, a key position in a foreign government, or similar.

k.	Relatives: spouses (including those not registered as married but who are in fact in circumstances similar to that of a marriage; to mean the same hereinafter), parents, children, and siblings; as well as the parents and children of spouses other than the aforementioned.

l.	“Crypto asset related information” means Coincheck’s and other crypto asset operators (domestic and overseas) that are not publicly available regarding the crypto asset that Coincheck currently handle or newly handle (the same shall apply hereinafter), A person who conducts crypto asset-related transactions as a business, regardless of whether or not registered. (The same shall apply hereinafter.) And important information which relates to the crypto asset of Coinchek users, significantly affecting trading decisions

m.	“Information acquirer” means the person identified as the person holding the crypto asset-related information based on the declaration from the user or the information held by Coincheck.

Article 3. New Registration

1.	Persons who want to use the Services (hereinafter referred to as an “Applicant”) shall apply to Coincheck to register to use the Services by first agreeing to these Terms and then providing Coincheck with the information specified by Coincheck (hereinafter referred to as “Registration Information”) using the method specified by Coincheck.

2.	In accordance with its standards and procedures (including the procedures for confirming an individual’s identity), Coincheck shall decide whether or not to allow the applicant to register. In the event that Coincheck approves the registration, it shall so notify the applicant and the notice shall serve to complete the Applicant’s registration as a Registered User.

3.	Additional registration information might be required depending on the content of the registration information of the applicant.

4.	Upon completion of registration as per Article 3-2 above, a Service Agreement for use of the Services in accordance with the provisions of these Terms shall be deemed to have been concluded between the Registered User and Coincheck, and the Registered User will then be able to use the Services in the manner specified by Coincheck.

5.	Coincheck may refuse to register an Applicant if any of the matters in the clauses below apply. In addition, registration may be canceled if the below matters become clear after registration is completed.

a.	If any of the Registration Information, either in full or in part, provided to Coincheck proves to be false, misstated, or missing;

b.	If the Applicant is a minor, an adult ward of the state, a person in receipt of statutory conservation, or a person under curatorship and has not obtained the consent of their legal representative, guardian, curator, or supporter;

c.	If Coincheck deems the person to be a person or entity defined under Article 15.

d.	If the Applicant is an officer or employee of another crypto asset exchange service provider (unless permitted by Coincheck);

e.	If the Applicant is a corporate body that runs, or plans to run, a crypto asset exchange business (unless permitted by Coincheck);

f.	If the Applicant does not agree to the electronic delivery of documents provided by Coincheck; or

g.	In the event that Coincheck judged that there is a high risk of money laundering, financing for the Spread of terrorist funds and weapons of mass destruction (hereafter these actions are collectively Referred to as ” money laundering,etc” )

h.	When a mobile phone number that has not been verified by the mobile phone operator or a phone number that cannot be used for voice calls is registered.

i.	When an e-mail address obtained from a company providing an only temporary use or an e-mail address considering difficult for us to contact at all times is registered.

j.	In any other cases where Coincheck deems registration to be inappropriate.

6.	After registration is complete pursuant to Article 3-2, Coincheck may ask Registered Users to re-submit required documentation and information if an individual’s identity needs to be confirmed under certain relevant laws and regulations, or if Coincheck otherwise deems it so necessary. In the event that the required documentation and information is not submitted (including cases where users have not contacted Coincheck by its specified date; cases where notifications requesting the submission have been sent to the Registered User’s contact address, but then returned to Coincheck due to non-delivery; and cases where contact cannot be made with the user using the contact telephone number or similar), Coincheck may, at its own discretion, suspend all, or some, trading with the Registered User, or alternatively may cancel the registration. Coincheck shall bear no responsibility whatsoever for any damages incurred as a result of this.

7.	In the event that an Applicant is not permitted to register as a Registered User pursuant to Article 3-2, Coincheck is under no obligation to explain the reason to the Applicant. Furthermore, Coincheck is under no obligation to return any documentation received from the Applicant in this event.

Article 4. Changes, addition and periodical check against Registered Information

1.	In the event of a change to Registered Information, the Registered User shall promptly notify Coincheck of the change in the manner prescribed by Coincheck, and shall submit any materials requested by Coincheck.

2.	If a registered user is requested by Coincheck to add registration information, the Registered users shall notify Coincheck of such additional matters and submit the materials requested by Coincheck without delay and in a manner prescribed by Coincheck.

3.	Coincheck will periodically check the registration information of registered users. If the registration information cannot be confirmed, all or part of the service may be suspended until the registration information can be confirmed.

4.	The Registered users may be asked to confirm additional registered user information depending on the content of the changed / added registration information. If confirmation cannot be made within the period designated by Coincheck, all or part of the service may be suspended.

5.	Coincheck may ask to provide necessary information regarding the transaction details. If the necessary information is not provided (including cases where the Company has not been contacted by the date set by the Company or information has not been provided, the information provided etc. is clearly false). Based on our judgment, Coincheck may stop all or part of the service or cancel the service.

6.	In the event that all or part of the services are suspended and/or cancelled in Section 2, Section 3, Section 4, and Section 5, Coincheck shall not be liable for any damage resulting from this.

Article 5. Provisions pertaining to Politically Exposed Persons

1.	Registered Users must notify Coincheck if any one of the following clauses applies, or becomes applicable:

a.	If the user is a Politically Exposed Person, or similar;

b.	If the user is a relative of a Politically Exposed Person, or similar; or

c.	If the user is a corporate body that is substantially controlled by a Politically Exposed Person, or similar.

2.	Registered Users shall promptly notify Coincheck if there are any changes to the notifiable matters in Article 5-1.

Article 6. Registered E-mail Address and Password Management

1.	Registered Users shall manage and store the e-mail address registered to their User Account (hereinafter referred to as the “Registered E-mail Address”) and password at their own risk and shall not allow any third party to use them, nor lend, transfer, allow a name change, trade them, or similar.

2.	When a Registered User logs on to Coincheck’s service site or uses its Services, identity confirmation will be obtained by verifying that the Registered E-mail Address and password input are a match for those that have previously been set up. Coincheck shall regard as valid any transaction involving a deal where identity confirmation is deemed to prove that such user is authorized, regardless of whether the Registered E-mail Address and/or password has been forged, altered, stolen, misused, or otherwise subject to some other incident.

3.	When Registered Users log on to Coincheck’s service site, they can set up 2-step verification using the verification app provided by Google.

4.	The Registered User shall be responsible for any damages incurred as a result of problems with the Registered E-mail Address or password and Coincheck shall bear no responsibility in this regard. Such problems include, but are not limited to, insufficient password or two-step authentication management, usage errors; and use by a third party.

5.	In the event that a Registered User discovers that his/her Registered E-mail Address or password has been stolen or used by a third party, the user shall immediately report this fact to Coincheck and act in accordance with Coincheck’s instructions.

Article 7. Fees and Payment Methods

1.	When using the Services, Registered Users shall pay the fees stipulated in the Manual as specified separately by Coincheck.

2.	If Registered Users are late in paying the fees mentioned in Article 7-1 above, they shall pay Coincheck a late payment charge calculated at an annual rate of 14.6% of the fees outstanding (or calculated on a pro-rata daily rate for periods of less than one year.)

3.	Unless otherwise stipulated in these Terms, Registered Users may not offset any obligations towards the Registered User held by Coincheck against obligations towards Coincheck held by the Registered User.

4.	Payment under these Terms shall be made in Japanese Yen or one of the crypto assets handled by Coincheck and shall be withdrawn from the User Account.

Article 8. User Accounts

1.	Once the registration procedures described in Article 3 are complete, the Registered User will hold a User Account. Holding a User Account, the Registered User will then be able to trade using the Services. Notwithstanding the foregoing, Coincheck may freeze all of Coincheck Accounts if, based on reasonable grounds, it deems the crypto asset or the cash funds in the account to be connected with the proceeds of crime.

2.	For the purpose of conducting trades using the Services, Registered Users may transfer funds to a bank account designated by Coincheck or alternatively deposit funds into the User Account in the manner prescribed by Coincheck; in addition, users may deposit any of the crypto asset handled by Coincheck into the User Account in the manner prescribed by Coincheck. Any deposit of funds or crypto asset shall be deemed to have been deposited at the point that Coincheck can reasonably acknowledge the remittance of the funds or the crypto asset, rather than the point at which the Registered User’s transfer or other procedures are completed. Note that in the event a Registered User remits a crypto asset not handled by Coincheck when making a crypto asset deposit, or makes a mistake in the remittance address ,the message in the remittance or destination tag, ( Also includes sending to destinations that were used before and not using now, and sending the different type of crypto asset by Coincheck to the destination specified by Coincheck) then the Registered User will not be able to claim a refund of this crypto asset from Coincheck and Coincheck shall not be liable for any damages incurred by the Registered User,and even if Coincheck accepts the refund, Coincheck is possible to collect the costs incurred in the refund.

3.	Depending on the Registered User’s request, Coincheck shall repay money from the User Account or remit crypto asset in the manner prescribed by Coincheck. Users shall specify, at their own risk, the deposit account into which cash funds are to be transferred (limited to deposit accounts in the name of the Registered User him/herself) or the address to which crypto asset is to be remitted; and in either case Coincheck shall act in accordance with the Registered User’s instructions but shall be exempt from any liability concerning the cash funds or crypto asset transferred to deposit accounts or sent to remittance addresses. Moreover, Coincheck shall not be responsible for the accuracy or validity of information on transfer addresses or remittance addresses provided by Registered Users.

4.	As a general rule, the repayment of funds under Article 8-3 above takes two business days from the date of the request and the remittance of crypto asset under the same article is generally done immediately once the request is made; note that both eventualities exclude cases where the criteria exceed those prescribed by Coincheck or cases otherwise notified by Coincheck based on reasonable grounds. Note that irrespective of requests to make repayments or remittances, Coincheck shall be able to cancel any such requests if there are insufficient cash funds or crypto asset in the User Account.

5.	In the event that cash funds deposited by a Registered User are not used to purchase crypto asset for a significant period of time, Coincheck will notify the Registered User and may then transfer the cash funds to the Registered User’s designated transfer deposit account without obtaining the user’s consent pursuant to Article 8-3.

6.	In the event of a new crypto asset being created by a hard fork or similar in the crypto asset deposited by a Registered User, the user is not allowed to request that Coincheck grant or handle the new crypto asset.

7.	When the Company acquires crypto assets (hereinafter referred to as “AD coins”) through airdrops of crypto assets entrusted by registered users, the Company shall voluntarily decide whether or not to respond and the details of the response. We are not obligated to have registered users acquire AD coins. In the case of granting AD coins to registered users or delivering money equivalent to AD coins to registered users, the Company shall take necessary measures for such granting or delivery and consideration for providing related services to registered users. As such, we shall be able to charge a reasonable fee to registered users.

8.	Fractions less than one (1) Yen will be rounded down if Coincheck refunds money from a User Account pursuant to these Terms.

9.	Coinchek shall not deposit the cryptocurrency assets sent to the user account by the registered user during the period when the acceptance of cryptocurrency assets is suspended.

10.	If the Company determines that there is a suspicion that a Registered User who has received crypto assets is not the rightful recipient of such crypto assets, the Company may restrict transactions by such Registered User, shall be able to be withdrawn from the registered user’s account. However, even if the transaction is restricted or the account is withdrawn based on the main text of this paragraph, if the doubt is resolved, the Company will remove the transaction restriction or transfer the withdrawn crypto assets to the account. shall be returned.

Article 9. Using the Services

1.	Registered Users may use the Services in the manner prescribed by Coincheck for as long as their registration is valid; and provided that any such use falls within the purpose of these Terms and does not violate them.

2.	The preparation and maintenance of all computers, software, and other devices, as well as communication lines and other communication environments (including the installation of necessary applications) required to receive the Services shall be done at the expense and responsibility of the Registered User.
3.	Registered Users shall, at their own expense and responsibility, take security measures to prevent computer viruses, unauthorized access, and data leaks. These measures should be appropriate for the environment in which they personally use the Services.
4.	Registered Users must compensate Coincheck for any damages Coincheck incurs due to users violating these Terms or in relation to the use of Services.

Article 10-A. Exchange Spot Trades

1.	The terms of use for the Services that involve spot trades on crypto asset exchanges are as listed below.

a.	Registered Users may conduct spot trades on crypto asset exchanges by placing buy orders and sell orders in the manner prescribed by Coincheck. The trading counterparty does not have to be a Registered User.

b.	With regard to the previous clause, Coincheck provides a place to trade crypto asset, but Coincheck is generally not a party to the trades apart from in exceptional cases. Furthermore, Coincheck neither promises nor guarantees Registered Users that it will fulfill trades for crypto asset.

c.	The price at which crypto asset are bought and sold is determined by matching (i) the price provided by Coincheck’s prescribed method in accordance with the Registered User’s instructions with (ii) the price provided by the counter-party. Coincheck is not responsible for this price.

d.	At the point when the prices provided by both parties match, it is deemed that a contract for crypto asset trade has been established between the seller and the buyer. Registered Users are unable to withdraw or change a trading order once the trade for the crypto asset has been fulfilled.

e.	Registered Users should follow the “Exchange API Overview” on our website when using the Exchange API (a program that allows you to refer to exchange orders, board information, order status, transaction history, balance, etc.).

f.	Other terms and conditions concerning spot trades on crypto asset exchanges are as detailed in the Manual stipulated separately by Coincheck.

Article 10-B. Spot Trades on Trading Sites

1.	The terms of use for the Services that involve spot trades on crypto asset trading sites are as listed below.

a.	Registered Users may conduct spot trades on crypto asset trading sites by placing buy orders and sell orders in the manner prescribed by Coincheck. The counterparty to any purchases or sales is Coincheck.

b.	Coincheck neither promises nor guarantees Registered Users that it will fulfill trades for crypto asset.

c.	The price at which crypto asset are bought and sold is determined as the price provided by Coincheck’s prescribed method.

d.	Registered Users decide to buy or sell crypto asset at the price provided by Coincheck, and once that decision is taken, they are unable to withdraw or change the trading order.

e.	Other terms and conditions concerning spot trades on crypto asset trading sites are as detailed in the Manual stipulated separately by Coincheck.

Article 11 (Transmission and receive of Crypto asset)

1.	Registered Users may transmit crypto asset in the manner prescribed by Coincheck.

2.	When transmitting crypto asset, Registered Users shall input information necessary to assess the risk associated with transmission of crypto asset, including the following information about the destination and the purpose of transmission, and shall guarantee the accuracy of such information.

a.	Recipient’s crypto asset address

b.	Recipient’s name (Company name if a corporation)

c.	Information about recipient’s address

3.	Registered Users may transmit crypto asset only after agreeing to the requirements by Act on Prevention of Transfer of Criminal Proceeds, Foreign Exchange and Foreign Trade Act, and other related laws and regulations.

4.	If the Registered User is an Entity Handling Personal Information, the Registered User shall obtain the consent of the recipient before making a transmission request for the recipient’s information to be provided to Coincheck.

5.	Coincheck shall obtain and store the information described in Paragraph 2, and if the recipient is a crypto-asset exchange service provider or a foreign crypto-asset exchange service provider (referring to a foreign crypto-asset exchange service provider as defined in Article 2, Paragraph 17 of the Act on Payment Services, and a country or region that does not have an equivalent notification obligation (Excluding those located in countries or regions specified in Article 17-3 of the Law Enforcement Order) (Crypto-asset exchange service providers and foreign crypto-asset exchange service providers are hereinafter collectively referred to as “regulated crypto-asset exchange service providers, etc.”) ), we will notify the destination regulated crypto asset exchange service provider, etc. together with the client information listed in paragraph 6.

6.	The client information in Paragraph 5 shall be as specified in the following clauses.

a.	Registered User’s name (Company name if a corporation)

b.	Registered User’s address (Address of head office or principal office if a corporation) or user identification number

c.	Registered User’s crypto asset address

7.	Registered Users shall request the transmission of crypto assets to Coincheck with the understanding that the notification in Paragraph 5 is required by Act on Prevention of Transfer of Criminal Proceeds, other related laws and regulations the self-regulatory rules of the Japan Virtual and Crypto Assets Exchange Association, which were established in response to international demands based on FATF recommendations, etc., and that the purpose of such rules is to prevent terrorists and other criminals from freely using the system for crypto asset transactions and to make such use traceable if such use occurs.

8.	Crypto asset block generation status and other transmission conditions may delay Crypto asset transmission.

9.	In accordance with the laws and regulations, etc., if Coincheck deems inappropriate according to the contents of the application for the registered user and the attributes of the transmission destination, transaction details, etc., Coincheck temporarily suspends transmission of the crypto asset.

10.	If there are any deficiencies in the Registered User’s or recipient information entered for the transmission of crypto assets, the transmission may be temporarily suspended or may not be possible.

11.	If a regulated crypto-asset exchange service provider, etc. adopts a notification system that is not mutually compatible with the notification system adopted by our company, crypto-assets cannot be sent to the regulated crypto-asset exchange service provider, etc. In addition, in the case of crypto-assets other than those supported by the notification system adopted by the Company, such crypto-assets cannot be sent to regulated crypto-asset exchanges, etc.

12.	Wallets not managed by regulated crypto-asset exchanges (wallets managed by registered users themselves, unregistered traders, or foreign crypto-assets located in the countries and regions specified in Article 17-3 of the Enforcement Order of the Act on Prevention of Transfer of Criminal Proceeds (including wallets managed by exchange companies) to a registered user, the Company will send an email to the registered user’s pre-registered email address as the sender of the cryptographic asset. We will send a request for provision of information, etc. Registered users shall promptly send a response based on the request.

Article 12. Prohibitions

1.	Registered Users shall not perform the acts described in any of the following clauses when using the Services:

a.	Acts that infringe the intellectual property rights, portrait rights, right to privacy, reputation, or other rights or interests of Coincheck, other users of the Services, or any other third party (including acts that either directly or indirectly cause such infringements);

b.	Acts related to money laundering or similar acts, acts related to criminal behavior, or acts contrary to public order and morals;

c.	Acts involving the deposit of cash funds for any purpose other than to carry out trading using the Services;

d.	Acts that violate laws and regulations, or the internal rules of industry associations to which Coincheck or the Registered User belong;

e.	Acts that involve the transmission of information containing computer viruses or other harmful computer programs;

f.	Acts that tamper with the information used in relation to the Services;

g.	Acts that involve transmitting data through the Services in excess of the prescribed data capacity limits stipulated by Coincheck;

h.	Acts of solicitation to other Registered Users such as the distribution of advertisements and similar;

i.	Acts that involve, or attempt, the duplicate assignment of crypto asset;

j.	Acts that risk interfering with Coincheck’s management of the Services;

k.	Acts that involve the same person opening, or attempting to open, multiple user accounts;

l.	Acts that involve the opening, or attempted opening, of a User Account in the names other than the person’s name such as a fictional name or the name of another person;

m.	Acts that involve using a User Account to trade, remit, or accept funds and crypto asset other than those belonging to the Registered User;

n.	Any other act on Crypto asset related transactions (purchase of crypto asset and any transaction made in connection with a crypto asset, hereafter the same in this section) for the purpose of the price movement of a crypto asset

i.	To disseminate non-compliant facts without rational direct experience to many unspecified persons

ii.	Fraudulent acts by using means that can mislead others. A statement that inspires other people’s euphoria

iii.	Use assault or intimidation

o.	The below transactions to manipulate artificially and fluctuate crypto asset price

i.	Fake transactions without transfer of rights, money transfer to mislead others about cryptocurrency transactions.

ii.	Passing trade with a third party for the purpose of to misleading others

iii.	For the purpose of attracting others to crypto asset related transactions, the trades to make others believe that the crypto asset transactions are prosperous

iv.	For the purpose of attracting others to crypto asset related transactions, to disseminate that the price of the crypto asset fluctuates due to the market manipulation by oneself or others and any transactions that deliberately causes false or misunderstanding about important matters

p.	Acts to trade or try to trade under the names other than the person’s name such as a fictional name or the name of another person.

q.	A crypto asset-related transaction related to the crypto asset-related information that an information acquirer makes the use of the related crypto asset information.

r.	Acts to report false or deliberately wrong information to Coincheck Inc.

s.	Acts of sending crypto assets for the purpose of using gambling, or acts of receiving crypto assets used for gambling

t.	Acts of making excessive transactions in light of attributes, trading experience, asset status, etc.

u.	The following acts related to transactions in this service

i.	If the user incurs a loss or does not generate a predetermined amount of profit, the user or a third party compensates or supplements all or part of it Acts of making an offer or promise to the user or a person designated by the user, or having a third party make an offer or make a promise, to the effect that financial benefits will be provided to a third party

ii.	Financial benefits to the user or a third party in order to compensate for all or part of the user’s loss caused by the transaction, or to add to the user’s profit caused by these Acts of making an offer or promise to the user or a person designated by the user, or having a third party make an offer or make a promise to provide

iii.	In order to compensate for all or part of the user’s loss arising from the transaction, or to add to the user’s profit arising from these, financial benefits are provided to the user or a third party, or the act of having a third party provide

v.	Acts of selling, exchanging, or sending unknown crypto assets received in a user account

w.	Other acts that Coincheck.inc. deems as inappropriate

2.	If Coincheck deems any of the clauses in Article 12-1 above to be or possibly be applicable to a Registered User of its Services, then Coincheck may, at its own discretion and with no prior notification to the Registered User, take measures such as deleting all or some of the information transmitted by the Registered User and deleting or suspending the Registered User’s Coincheck accounts. Coincheck shall not be responsible for any damages incurred by the Registered User as a result of any measures taken in accordance with Article 12-2.

3.	Furthermore, Coincheck is under no obligation to return any documentation received until that point from the Registered User in the event of the Registered User’s account being deleted pursuant to Article 12-2 above.

Article 13. Suspension of Services and Similar

1.	In the event of any of the following clauses, Coincheck may, with no prior notification to Registered Users, suspend or interrupt some or all of the Services:

a.	In case of periodic or emergency inspections or maintenance work on computer systems connected with the Services;

b.	In case of suspension due to an incident with computer or communication lines, or similar;

c.	In case it becomes impossible to operate Services due to a Force Majeure such as a fire, power outage, or natural disaster;

d.	In case Coincheck’s assets are hacked or otherwise stolen;

e.	In case of any irregularities in the systems required to provide the Services;

f.	In case an investigation is being carried out into the unauthorized use of accounts;

g.	In case of a fall in the liquidity of crypto asset; or

h.	In any other case where Coincheck deems suspension or interruption to be inappropriate.

2.	Coincheck may terminate the provision of all or some of its Services depending on Coincheck’s circumstances. In this event, Coincheck shall notify Registered Users of the fact in advance.

3.	In the event of Article 13-2 above, if the deadline (as notified in advance by Coincheck) has passed for the sale or repayment of crypto asset related to such termination of Services, then Coincheck may, at a time of its own choose, sell the crypto asset in the User Account and, having deducted the withdrawal fees and similar, repay the proceeds in Japanese Yen into the Registered User’s transfer bank account, if such bank account has been registered with Coincheck. 4. Coincheck shall not be responsible for any damages incurred by the Registered User as a result of any measures taken in accordance with Article 13.

Article 14. Attribution of Rights

1.	All proprietary and intellectual property rights relating to Coincheck’s Website and the Services are attributable to Coincheck or parties granting license to Coincheck. Permission to use the Services based on the registration stipulated under these Terms does not imply permission to use the intellectual property rights associated with Coincheck’s Website or its services; i.e. the intellectual property rights attributable to Coincheck or parties granting license to Coincheck. Registered Users shall not, for any reason, act in a manner that risks infringing Coincheck’s intellectual property or that of parties granting license to Coincheck (including, but is not limited to, disassembly, recompilation, and reverse engineering).

2.	Coincheck may use, free of charge, any text, images, videos, or other data posted to its website or Services by Registered Users (this includes reproduction, copying, modification, forwarding of consent to use materials to third parties, and any other use).

Article 15. Elimination of Anti-Social Forces

1.	Registered Users hereby declare that at the present time they do not qualify as a crime syndicate; a member of a crime syndicate; a person who has been a member of a crime syndicate within the last 5 years; a quasi-member of a crime syndicate; a company affiliated with a crime syndicate; a board-room extortionist or similar; a social movement advocating fraud; a special intelligence gang; or any other similar party (hereinafter collectively referred to as a “Crime Syndicate Member, etc.”) and that none of the following clauses apply. Furthermore, Registered Users also pledge that in the future the same shall hold true:

a.	A relationship exists whereby a Crime Syndicate Member, etc. is deemed to exert control over management;

b.	A relationship exists whereby a Crime Syndicate Member, etc. is deemed to be substantially involved in management;

c.	A relationship exists whereby it is deemed that a Crime Syndicate Member, etc. is being illicitly used to obtain illegal profits for oneself, one’s company, or a third party; or alternatively to inflict harm on a third party;

d.	A relationship exists whereby funding, etc. is provided, or matters are expedited, for a Crime Syndicate Member, etc.; or

e.	A socially reprehensible relationship exists whereby a company official or someone substantially involved in management has ties with a Crime Syndicate Member, etc.

2.	Registered Users pledge that they shall not undertake any of the acts listed in the clauses below, either by themselves or through the services of a third party:

a.	Acts involving violent demands;

b.	Acts involving unreasonable demands that go beyond legal liability;

c.	Acts involving threatening behavior or violence in connection with transactions;

d.	Acts involving the spread of rumors, the use of fraud, or the use of force to damage Coincheck’s reputation or interfere with Coincheck’s business operations; or

e.	Any other acts that are similar in nature to those listed above.

3.	In the event that it is inappropriate to continue trading with a Registered User due to the fact that the user is a Crime Syndicate Member, etc.; the fact that any of the clauses in Article 15-1 or Article 15-2 above apply; or the fact that the declarations/pledges in Article 15-1 are discovered to be false assertions, then all obligations the Registered User holds in respect to Coincheck shall be accelerated and become repayable immediately, as soon as the user receives demand for payment from Coincheck.

4.	Registered Users shall not be entitled to claim against Coincheck for any damages incurred as a result of the application of Article 15-3 above. Furthermore, Registered Users shall be liable for any damages incurred by Coincheck.

Article 16. Cancellation of Registration

1.	Should any of the events in the clauses below apply to a Registered User, then Coincheck may, with no prior notice or warning, temporarily suspend the Registered User’s use of Services, or alternatively may cancel and terminate the user’s registration as a Registered User:

a.	In the event of a breach in any of the provisions in these Terms;

b.	In the event that a falsehood is discovered in the Registration Information, or that Coincheck deems there to be a risk of such a falsehood;

c.	In the event that the Services are used, or an attempt is made to use them, for purposes or by methods that may cause harm to Coincheck, other Registered Users, or other third parties:

d.	In the event of interference in the operation of the Services, by whatever means;

e.	In the event that payment is stopped or the Registered User cannot make payment; or if there has been a petition made against, or by, the Registered User to start bankruptcy proceedings, civil rehabilitation proceedings, corporate reorganization proceedings, or special liquidation;

f.	In the event of a resolution to abolish, change, transfer, or dissolve the business;

g.	In the event that the Registered User has been indicted for either issuing or accepting a dishonored bill or check; or alternatively has been suspended from trading by a clearing house or been subject to other similar measures;

h.	In the event of a petition for seizure, provisional seizure, provisional disposition, compulsory execution, or an auction;

i.	In the event that the Registered User has received a penalty for late payment of public dues and taxes;

j.	In the event that the Registered User dies;

k.	In the event that the Registered User has failed to respond to communications from Coincheck;

l.	In the event that any of the clauses in Article 15-1 or Article 15-2 are applicable;

m.	In the event that the Registered User behaves in a socially reprehensible manner towards Coincheck or its employees;

n.	In the event that the Registered User fails to respond to requests by Coincheck for confirmation of identity.

o.	In the event that Coincheck judged that the risk of money laundering is high.

p.	In the event that the Registered User (including a corporate transaction manager, representative, and Politically Exposed Person) decide to live in a country that does not provide this service, or Coincheck determine that the Registered User live. (Transactions may be restricted if it is known that the applicant has been in the country concerned for a certain period of time.)

q.	In the event that Coincheck determines it inappropriate to continue the registration of the Registered User for some other reason.

2.	Should any of the clauses in Article 16-1 above apply, then all obligations that the Registered User holds in respect to Coincheck shall be accelerated and must be paid to Coincheck with immediate effect.

3.	Should any of the events in the clauses in Article 16-1 apply resulting in the cancellation of the user’s registration, then Coincheck may, with no prior notification and at a time of its own choose, sell all of the crypto asset in the User Account and, having deducted the withdrawal fees and similar, repay the proceeds in Japanese Yen into the Registered User’s transfer bank account, if such bank account has been registered with Coincheck.

4.	Coincheck shall not be responsible for damages incurred by the Registered User as a result of any action taken in accordance with Article 16.

5.	Registered Users can suspend and terminate their own registration by notifying Coincheck in advance in the manner prescribed by Coincheck.

6.	In the event that registration is temporary suspended, canceled or terminated (except for the previous 5.) pursuant to Article 16, Coincheck is under no obligation to explain the reason to the Registered User. Furthermore, in this event, Coincheck is under no obligation to return any documentation received from the Registered User prior to the suspension or cancellation.

Article 17. Disclaimers

1.	Coincheck does not provide any guarantees regarding the value, function, destination, or use of the crypto asset. In addition, Coincheck does not provide any guarantee to registered users for matters not specified in these Terms.

2.	Coincheck provides services for buying and selling Crypto asset, and does not guarantee that there is no reason to invalidate, cancel, or other reasons that prevent the establishment or validity of the contract.

3.	Registered Users are responsible for investigating whether or not they are in breach of any user-applicable statutory laws and regulations, or any internal regulations created by trade associations when using the Services, and are also liable for any costs incurred in such investigations. Coincheck makes no guarantee that the use of the Services by Registered Users conforms to any user-applicable statutory laws and regulations, or any internal regulations created by trade associations.

4.	Registered users are responsible for processing and resolving transactions, communications, disputes, etc. that occur between registered users and other registered users or third parties in connection with the Service or our website.

5.	Coincheck does not guarantee that there will be no interruption, suspension, termination, unavailability or change of the Service provided by the Company. In addition, the registered user shall be responsible for handling the deletion or loss of the registered user’s message or information by the registered user, the cancellation of the registered user’s registration by the registered user, the loss of data by the registered user, or equipment failure or damage.

6.	Coincheck does not guarantee for any information obtained from any website other than our website, even if links are provided to the other website from the Coincheck Website or vice-versa.

7.	Coincheck may refuse to execute or contract crypto asset orders placed by Registered Users, or may cancel such contracts, if it deems there to be a clear and significant difference between indicated rates and actual rates due to a systems malfunction. Furthermore, Coincheck will notify Registered Users as soon as possible regarding the method used in this process to cancel and correct contracts and the amount of adjusted profit/loss, based on its reasonable judgment.

8.	Coincheck does not guarantee for no future enactment and or amendments in legislation, cabinet orders, regulations, rules, orders, notices, prefectural ordinances, guidelines, or other regulations on crypto asset (hereinafter referred to as “Legislation, etc.”); or in tax systems, including consumption tax.

9.	Coincheck shall not be responsible for any retrospective compensation if Registered Users incur damages as a result of the retrospective application of future enactments or amendments in Legislation, etc., or related tax systems (including consumption tax) concerning crypto asset.

10.	Coincheck does not offer any guarantees concerning the value, stability, or legality of crypto asset themselves.

11.	Coincheck shall not be liable for any losses incurred due to delays or cancellations of transmissions caused by incomplete or doubt about Resitered User’s information or recipient information, including crypto asset addresses, entered by Registered Users for transmitting crypto assets.

12.	Regardless of the provisions of the preceding paragraphs, in the event that Coincheck should provide compensation to registered users (limited to individuals other than those who become parties to the contract as a business or for business due to reasons attributable to the Company due to services provided by the Company), The scope of compensation for damages incurred by the Company was actually caused directly by the Company’s actions, unless the Company had intentional or gross negligence. Limited to damages, and up to the total amount of fees set forth in Article 7, Paragraph 1 received from registered users for one month retroactively from the time the damage occurred.

13.	Regardless of the provisions of paragraphs 1 to 10, in the event of damage for registered users (only if they become parties to a contract as a business or for a business due to services provided by the Company which is excluded for consumer contract law), the Company shall not be liable to the registered user unless the Company has intentional or serious negligence.

Article 18. Non-Disclosure

1.	In these Terms, “Confidential Information” shall mean all information on Coincheck’s technology, business, services, finances, organization, and other matters that have been provided, disclosed, or otherwise made known to the Registered User by Coincheck in connection with these Terms or the Services; whether in writing, verbally, or on recorded media or similar. Notwithstanding the foregoing, the following information are not included in Confidential Information:

a.	Information that was either already general knowledge in the public domain, or already known at the timeit was provided/disclosed by Coincheck or at the time it was made known;

b.	Information that entered the public domain through a publication or by some other means that was not the fault of the Registered User after it had been provided/disclosed by Coincheck or made known;

c.	Information legally obtained from a third party with the authority to provide or disclose it, with no obligation of confidentiality attached;

d.	Information developed independently without the use of Confidential Information; and

e.	Information not required to be kept confidential, as confirmed in writing by Coincheck.

2.	Registered Users shall only use Confidential Information for the purpose of using the Services; in addition to which they shall not provide, disclose, or leak Coincheck’s Confidential Information to any third party without Coincheck’s written consent.

3.	Notwithstanding the provisions of Article 18-2, Registered Users may disclose Confidential Information as ordered, demanded, or requested under the law, or by a court or government agency. However, in the event of any such order, demand, or request, the Registered User must promptly notify Coincheck of the fact.

4.	Whenever requested by Coincheck, Registered Users must comply with Coincheck’s instructions and either return or destroy Confidential Information and written documents, other recording media, and all copies of the same that describe or contain Confidential Information.

Article 19. Amendments to the Terms, etc.

1.	Coincheck may change the content of the Services at its own discretion.

2.	Coincheck may amend these Terms (including the Manual on its Services, guidelines, policies, matters to note and other individual regulations, etc. published on the Coincheck Website; to mean the same hereinafter in this paragraph).

3.	When amending these Terms, Coincheck will issue notice to that effect with details of the amendments and the effective date of the amendments. Registered Users shall be deemed to have agreed to the amendments if they use the Services after the date the amendments take effect, or if they have not implemented the procedures to cancel registration within the time frame prescribed by Coincheck.

Article 20. Notices, etc.

1.	Any inquiries about our Services, other contact or notices to Coincheck from Registered Users, notice of amendments to these Terms, and any other contact or notices from Coincheck to Registered Users, shall be done in the manner prescribed by Coincheck.

Article 21. Assignment of Terms, etc.

1.	Registered Users shall not assign, transfer, pledge as collateral, or otherwise dispose of their status under the Service Agreement, or their rights and obligations under these Terms, to any third party without the prior written consent of Coincheck.

2.	In the event that Coincheck assigns the business related to the Services to another company, it may transfer the status under the Service Agreement, the rights and obligations under these Terms, Registered Information on the Registered User, and all other user information to the assignee at the time of the assignment; and the Registered User shall be deemed to have agreed in advance to this paragraph in regard to the assignment. Note that the business assignment prescribed in this paragraph shall include not only normal business assignments but also corporate splits and various other types of business transfer.

Article 22. Governing Law and Court with Exclusive Jurisdiction

1.	These Terms shall be governed by the laws of Japan, and the first court with exclusive jurisdiction over any disputes arising from, or related to, these Terms shall be either the Tokyo Summary Court, or the Tokyo District Court.

Article 23. Consultation

1.	Coincheck and Registered Users shall consult with each other in all good faith to try and promptly resolve any doubts regarding matters not stipulated in these Terms or the interpretation of these Terms.

May 30, 2023

Coincheck Inc.

Appendix B – Disclosures in Form F-4 Registration Statement

Proposed Consolidated Statements of Profit or Loss and Other Comprehensive Income

	(Millions of yen)
	For the year ended March 31,
	2021	2022	2023
Revenue:
Revenue	¥524,403	¥690,518	¥176,193
Other revenue	2	950	962
Total revenue	524,405	691,468	177,155

Expenses:
Cost of sales	(503,579)	(662,848)	(169,783)
Selling, general and administrative expenses	(7,140)	(14,777)	(8,091)
Total expenses	(510,719)	(677,625)	(177,874)
Operating profit	13,686	13,843	(719)

Other income and expenses:
Other income	17	96	29
Other expenses	(18)	(19)	(149)
Financial expenses	(10)	(2)	(7)
Profit (loss) before income taxes	13,675	13,918	(846)
Income tax (expenses) benefits	(3,430)	(4,123)	287
Net profit (loss) for the year	10,245	9,795	(559)
Other comprehensive income:
Other comprehensive income for the year, net of tax	—	—	—
Total comprehensive income (loss) for the year attributable to owners of the Company	¥10,245	¥9,795	¥(559)

Earnings (loss) per share:			(Yen)
Basic earnings (loss) per share	¥5,749.01	¥5,337.34	¥(276.39)
Diluted earnings (loss) per share	5,289.93	5,040.50	(276.39)

Proposed Changes to Significant Accounting Policies

The Company proposes to add the following language to the beginning of our significant accounting policies in footnote 3:

The amounts of “Revenue,” “Other revenue” and “Cost of sales” for the year ended March 31, 2023 as well as the comparative amounts in the consolidated statements of profit or loss and other comprehensive income have been reclassified, as a result of the changes in accounting policy and presentation. See Note 7 (5) “Change in accounting policy” and Note 7 (6) “Change in presentation.”

The Company proposes to change the Item 13. Revenue and expenses of the significant accounting policies as follows:

(13)	Revenue and expenses

The Group earns revenue from sales of crypto assets and remittance fees, deposit and withdrawal fees, and other revenue that mainly derives from the sale of NFTs.

Revenues that arise from contracts with customers are recognized applying the five-step approach of IFRS 15 Revenue from Contracts with Customers, as shown below. Major components of revenue include revenues from commissions received for executing transactions and those from transactions of crypto assets. Besides, consideration received from customers do not include significant financing components, because the Group receives payments from its customers soon after it fulfills its performance obligations. Commission received refers to remittance fees, deposit and withdrawal fees, commissions received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the NFT Marketplace and commissions that arise from transactions on the cryptocurrency exchange platform and other.

Step 1: Identify the contracts with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Details of revenue and revenue recognition criteria for each of the major revenue items recorded in the consolidated statements of profit or loss and other comprehensive income are summarized as follows:

(a)	Transaction revenue

Transaction revenue is mainly derived from sales transactions with the Group’s customers, which includes cover counterparties in sale cover transactions. When the Group trades with customers on its Marketplace Platform, the Group adds a bid-ask spread to the prices of the Group’s cover transactions. The spread is set/revised by the Group in a range of 0.1% to 5.0% for each cryptocurrency based on prevailing market conditions, including competitors’ offers. The Group has the discretion to add a spread that might be higher than the above-mentioned range in instances where there are sudden market movements and shortage of liquidity in the market to ensure the execution of the transactions with customers. Furthermore, the spreads are applied to all transactions with customers regardless of whether the positions made by those transactions are offset before the execution of cover transactions.

The Group has a single performance obligation in its contracts with customers to deliver cryptocurrencies for transactions with customers. Revenue is recognized at the point of time when this performance obligation is fulfilled by transferring control of the cryptocurrencies to the customer in accordance with IFRS 15 Revenue from Contracts with Customers. Contracts are defined at the transaction level and do not extend beyond the delivery of the cryptocurrency. When the Group receives cryptocurrencies as non-cash consideration, the Group measures received cryptocurrencies at fair value.

The Group determined that is acts as the principal in such transactions as it controls (i.e., has the ability to direct the use of, and obtain substantially all of the remaining benefits from) the cryptocurrencies it holds as inventory before they are transferred to Group customers. Specifically, we have the ability to decide to hold the crypto assets to balance our inventory level or sell the crypto assets to customers or cover counterparties, decide to whom they will be sold, and prevent others from directing the use of the assets. We are also entitled to substantially all of the economic benefits of the assets through sales of the assets. Additionally, the Group is primarily responsible for fulfilling the promise to provide cryptocurrencies to customers on its Marketplace platform pursuant to its terms of service, has inventory risk as the Group has no right to return unsold cryptocurrencies to customers or cover counterparties from which it has purchased such cryptocurrencies, and sets the price of the cryptocurrencies it sells on its Marketplace platform.

Proposed Changes to Footnote 7. Revenue and Cost of Sales

(1)	Revenue breakdown

Revenue breakdowns by revenue from contracts with customers for the years ended March 31, 2021, March 31, 2022 and March 31, 2023 are as follows:

	(Millions of yen)
	For the year ended March 31,
	2021	2022	2023
Revenue
Transaction revenue(*1)	¥523,538	¥688,939	¥175,137
Commission received(*2)	865	1,579	1,056
Sub-total	524,403	690,518	176,193
Other revenue(*3)	2	950	962
Total	¥524,405	¥691,468	¥177,155

Notes:	(*1)	Transaction revenue mainly refers to the revenue from sales of crypto assets to customers and cover counterparties.

	(*2)	Commission received refers to remittance fees, deposit and withdrawal fees, commissions that received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the NFT Marketplace and commissions that arise from transactions on the cryptocurrency exchange platform and other.

	(*3)	Other revenue are mainly related to sales of NFTs owned by the Group. The Group has changed the presentation of the related cost from net basis to gross basis for the year ended March 31, 2023 and reclassified the comparative amounts. See Note 7 (5) “Change in presentation.”

The Group manages its business in one operating and reportable segment: Crypto Asset.

(2)	Contract balance

For the years ended March 31, 2022 and March 31, 2023, there were no significant contract assets or contract liabilities.

For the years ended March 31, 2021, March 31, 2022 and March 31, 2023, there was no revenue recognized for performance obligations fulfilled (or partially fulfilled) in the past.

(3)	Transaction price allocated to the remaining performance obligations

The Group does not have any important contracts in which the projected initial contract period was longer than one year.

(4)	Assets recognized from the costs to obtain or fulfill contracts with customers

The Group does not have any significant costs to obtain or fulfill contracts with customers.

(5)	Change in accounting policy

Historically, regarding revenue recognition of transaction revenue, the Company presented only the margin on each transaction as revenue, where the margin is the difference between the prices that customers buy or sell cryptocurrencies on the Group’s Marketplace platform and the fair value of the underlying cryptocurrencies at the time of delivery to a customer or cover counterparty which are representative of customers in cover transactions. However, effective April 1, 2022, the prices of selling cryptocurrencies to customers or cover counterparty are presented on a gross basis.

The Group determined that this change would contribute to comparability of financial information among SEC registrants and provide more relevant information for U.S. capital market participants. This change in accounting policy has been applied to all periods presented.

As a result, compared to the net presentation, revenue and cost of sales have been increased by 503,579 million; 662,797 million; and 169,570 million for the years ended March 31, 2021, March 31, 2022 and March 31, 2023, respectively.

Risk Factors Disclosure as a Result of Gross Presentation Change

The Post-Combination Company’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated could have a material adverse effect on its business, operating results and financial condition.

Coincheck is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination, the Post-Combination Company will be required to comply with the management certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in its annual report on Form 20-F for its first annual report that is filed with the SEC (subject to any change in applicable SEC rules). The Post-Combination Company will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in its annual report on Form 20-F for the fiscal year following its first annual report required to be filed with the SEC (subject to any change in applicable SEC rules).

The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Coincheck as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination.

If the Post-Combination Company is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective or may result in a finding that there is a material weakness in the Post-Combination Company’s internal controls over financial reporting, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

Appendix C – Select Guidance

IFRIC discussion within the June 2019 Agenda paper 12 “Holdings of Cryptocurrencies”:

1.	The Committee concluded that IAS 2 Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business. If IAS 2 is not applicable, an entity applies IAS 38 Intangible Assets to holdings of cryptocurrencies.

65.	If an entity is speculating on the value of a particular cryptocurrency, it is holding that cryptocurrency for sale. Obtaining cryptocurrencies for the purpose of selling indicates that the entity’s business model is to sell its holdings of cryptocurrencies. Accordingly, we think that the entity is likely to be holding the cryptocurrency ‘for sale in the ordinary course of business’ (paragraph 6 of IAS 2).

66.	In that case, the entity accounts for its holdings of that cryptocurrency applying IAS 2, and not IAS 38. As a consequence, considering the information that might be provided applying IAS 38 to such holdings is not relevant.

67.	We also note that some of those entities may be considered broker-traders applying paragraph 5 of IAS 2 because they:

(a)	buy or sell the cryptocurrencies on their own account; and

(b)	acquire the cryptocurrencies with the purpose of selling in the near future

(c)	and generating a profit from fluctuations in price.

International Accounting Standards 8 – Accounting Policies, Changes in Accounting Estimates and Errors:

14.	An entity shall change an accounting policy only if the change:

(a)	is required by an IFRS; or

(b)	results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity’s financial position, financial performance or cash flows.

22.	Subject to paragraph 23, when a change in accounting policy is applied retrospectively in accordance with paragraph 19(a) or (b), the entity shall adjust the opening balance of each affected component of equity for the earliest prior period presented and the other comparative amounts disclosed for each prior period presented as if the new accounting policy had always been applied.

42.	Subject to paragraph 43, an entity shall correct material prior period errors retrospectively in the first set of financial statements authorised for issue after their discovery by:

a.	restating the comparative amounts for the prior period(s) presented in which the error occurred; or

b.	if the error occurred before the earliest prior period presented, restating the opening balances of assets, liabilities and equity for the earliest prior period presented.

International Accounting Standard 1 – Presentation of Financial Statements

121.	An accounting policy may be significant because of the nature of the entity’s operations even if amounts for current and prior periods are not material. It is also appropriate to disclose each significant accounting policy that is not specifically required by IFRSs but the entity selects and applies in accordance with IAS 8.

122.	An entity shall disclose, along with its significant accounting policies or other notes, the judgements, apart from those involving estimations (see paragraph 125), that management has made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognised in the financial statements.

BC77.	The revised IAS 1 requires disclosure of the judgements, apart from those involving estimations, that management has made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognised in the financial statements (see paragraph 122). An example of these judgements is how management determines whether financial assets are held-to-maturity investments13. The Board decided that disclosure of the most important of these judgements would enable users of financial statements to understand better how the accounting policies are applied and to make comparisons between entities regarding the basis on which managements make these judgements.

Deloitte iGAAP Q&A 3-3 in Volume B, section B4

Recognition and measurement of revenue arising from a contract to sell a non-financial item measured at FVTPL – example

IFRS 9:2.4

On 1 December 20X1, Entity A enters into a contract with Entity B to deliver a commodity product at a fixed price of CU100 on 5 January 20X2. On inception the contract is at the money and its fair value is CUnil. The commodity product is readily convertible to cash and as a result, in accordance with IFRS 9:2.6, Entity A’s contract can be net settled in cash. Entity A has assessed that the contract does not meet the own use exemption in IFRS 9:2.4 because Entity A has a past practice of settling similar contracts net in cash. As a result, the contract is in scope of IFRS 9 and Entity A measures the contract at fair value through profit or loss. The contract is, however, not held for trading purposes and Entity A intends to physically deliver its own commodity product held in inventory as part of its ordinary course of business (as a principal). Note that the discussion that follows is equally applicable to contracts to sell a non-financial item that are irrevocably designated at initial recognition at FVTPL (see 2.5 in chapter B1).

Entity A’s reporting period ends on 31 December 20X1. On that date, the forward price of the commodity product is higher than at inception of the contract and as a result the fair value of the contract has decreased by CU10. The following journal entries are recorded (the derivative gain or loss presented here in ‘other income and expense’ may be presented in another suitable line of the statement of comprehensive income. See 5.2.2-1 for guidance on the presentation of gains and losses on non-hedge accounting derivatives).

		CU	CU
Dr	Other income and expense	10
Cr	Derivative liabilities		10

On 5 January 20X2, Entity A delivers the commodity product to Entity B in return for cash of CU100. The fair value of the contract has not changed between 31 December 20X1 and 5 January 20X2.

Entity A measures inventory at lower of cost and net realisable value. The carrying amount of the inventory delivered to Entity B is CU95.

Because the contract is in the scope of IFRS 9, in accordance with IFRS 15:5(c), it is outside the scope of IFRS 15. In the absence of clear guidance regarding the presentation of profit or loss on settlement of non-financial contracts in scope of IFRS 9, two approaches are considered to be acceptable. Whichever approach is adopted, Entity A should apply it consistently as an accounting policy choice.

Approach 1 – no revenue is recognised

The sale contract is in the scope of IFRS 9 and accounted for as a derivative financial instrument. Under this approach, the delivery of the commodity product, which results in the settlement of the derivative contract, does not give rise to the recognition of revenue in the statement of comprehensive income. This is because the delivery of the product and receipt of cash is simply viewed together as settlement of the derivative. Therefore, the contract should be remeasured at fair value, with fair value gains or losses recognised in profit or loss in the same line item until settlement (i.e. other income and expense in this example).

Since no revenue is recognised, no cost of sales is recognised. Instead, the difference between the carrying amount of the inventory derecognised and the gross proceeds of the contract (cash received for settlement of the financial liability) is recognised in the same line item as the derivative gain/loss (or other suitable line item of the statement of comprehensive income).

Under this approach, the following journal entries are recorded upon delivery of the commodity product.

		CU	CU
Dr	Cash	100
Dr	Derivative liabilities	10
Cr	Inventory		95
Cr	Other income and expense		15

Approach 2 – revenue is recognised

Although the sale contract is not within the scope of IFRS 15, it generates income that meets the definition of revenue in Appendix A to IFRS 15 “[i]ncome arising in the course of an entity’s ordinary activities”. This is because Entity A settles the contract with delivery of the underlying commodity product held in inventory as part of its ordinary course of business. Accordingly, it is appropriate to recognise revenue in the statement of comprehensive income upon delivery of the commodity product, either on a gross or a net basis (as an accounting policy choice to be applied consistently).

Revenue recognised on a gross basis

Entity A should recognise revenue for an amount equal to the contract price plus the fair value of the derivative on settlement. This approach reflects that, upon delivery of the commodity product, the consideration received consists of two elements: cash of CU100 received from Entity B and settlement of the derivative liability with a fair value of CU10. This results in recognising revenue based on the spot price of the commodity product at the point of delivery (i.e. CU110).

Accordingly, the following journal entries are recorded upon delivery of the commodity product.

		CU	CU
Dr	Cash	100
Dr	Derivative liabilities	10
Cr	Revenue		110
Dr	Cost of sales	95
Cr	Inventory		95

Revenue recognised on a net basis

In this case, Entity A would recognise revenue of CU15 for the net margin earned on the trade.

Note that under Approach 2, Entity A is not required to comply with the presentation and disclosure requirements of IFRS 15 but may choose to do so.

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